UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File No.: 001-04171

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
Kellogg Company Pringles Savings and Investment Plan

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
Kellogg Company
One Kellogg Square
Battle Creek, MI 49016

Kellogg Company
Pringles Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2017 and 2016

Kellogg Company
Pringles Savings and Investment Plan
Index

Page(s)
Report of Independent Registered Public Accounting Firm	2

Financial Statements
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016	4

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2017 and 2016	5

Notes to Financial Statements
December 31, 2017 and 2016	6 - 17

Supplemental Schedule

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017	18

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To Plan Participants and
ERISA Finance Committee of
Kellogg Company Pringles Savings & Investment Plan
Battle Creek, MI
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Kellogg Company Pringles Savings & Investment Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In

our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2016.
Grand Rapids, Michigan
June 21, 2018

Kellogg Company
Pringles Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets
Plan's interest in Master Trust at fair value	$55,780,701	$38,206,230
Plan's interest in Master Trust at contract value	1,343,743	1,183,388
Kellogg Company common stock at fair value (Note 1)	—	3,149,580
Employer contribution receivable	8,688,612	9,309,524
Notes receivable from participants	2,518,768	1,671,371
Total assets	68,331,824	53,520,093
Liabilities
Accrued administrative service fees	100,328	65,566
Accrued trustee fees	1,012	798
Total liabilities	101,340	66,364
Net assets available for benefits	$68,230,484	$53,453,729

The accompanying notes are an integral part of these financial statements.

Kellogg Company
Pringles Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2017 and 2016

	2017	2016

Additions:
Contributions:
Employer	$8,163,510	$9,309,524
Participant	3,155,678	3,007,917
Rollovers from other qualified plans	14,500	25,139
Total contributions	11,333,688	12,342,580

Earnings on investments:
Plan's interest in income of Master Trust	7,800,278	3,497,518
Net appreciation/(depreciation) in fair value of Kellogg Company common stock	(380,563)	(50,384)
Dividend income of Kellogg Company common stock	72,992	87,732
Total earnings on investments, net	7,492,707	3,534,866

Interest income on notes receivable from participants	97,040	63,824
Total additions	18,923,435	15,941,270

Deductions:
Participant withdrawals	(3,947,641)	(1,731,507)
Administrative fees	(147,866)	(118,444)
Financial advisory fees	(47,251)	(17,702)
Trustee fees	(3,922)	(3,998)
Total deductions	(4,146,680)	(1,871,651)

Net increase/(decrease)	14,776,755	14,069,619
Net assets available for benefits
Beginning of year	53,453,729	39,384,110
End of year	$68,230,484	$53,453,729

The accompanying notes are an integral part of these financial statements.

Kellogg Company
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2017 and 2016

1.	Summary of Significant Accounting Policies
Basis of Accounting
The Kellogg Company Pringles Savings and Investment Plan (the Plan) operates as a qualified defined contribution plan and was established on June 1, 2012 under Section 401(k) of the Internal Revenue Code. The Plan’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States (GAAP). The accounts of the Plan are maintained on the accrual basis. Expenses of administration are paid by the Plan.
Recent Accounting Pronouncement
In February 2017, the FASB issued ASU 2017-6, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. This update requires disclosure of the dollar amount of the Plan’s interest in each type of investment held by a Master Trust, as well as the Master Trust’s other assets and liabilities on a gross basis and the dollar amount of the Plan’s interest in each balance. The amendments in ASU 2017-6 are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Plan is in the process of evaluating the impact of adopting the new standard on the Plan's financial statements. Entities should apply the new guidance on a retrospective basis. The Plan will adopt the updated standard at the beginning of the year ended December 31, 2019.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, except for the Plan's interest in guaranteed investment contracts which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the market participants at the measurement date. See Note 6 for discussion.
The Plan’s interest in income/(loss) of the Kellogg Company Master Trust (Master Trust), which consists primarily of the realized gains or losses on the fair value of the Master Trust investments, dividend and interest income, and the unrealized appreciation/(depreciation) on those investments, is included in the Statements of Changes in Net Assets Available for Benefits.
An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.
The net appreciation/(depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation/(depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.
Guaranteed Investment Contracts
The Master Trust invests in synthetic guaranteed investment contracts and a separate account insurance contract, for which GSAM Stable Value, LLC has oversight. The Master & Trust enters into a contract with an issuer to receive a rate of return based on underlying investments. For the synthetic contracts, the Master Trust acquires, retains title to and holds the underlying investments in a separately identified custody account. The underlying investments typically include portfolios of fixed income securities or units of fixed income collective trusts. The rate of return is based on a formula described within the terms of the contract (the crediting rate). The incremental value (if any) of the contract itself is based on i) issuer ratings as determined by credit ratings, which are published by rating agencies and ii) the present value of the change in each contract’s replacement cost. At December 31, 2017 and 2016, the present value of the differential between contract replacement cost and current contract cost was immaterial.
Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit responsive guaranteed investment contracts because contract

Kellogg Company
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2017 and 2016

value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by GSAM Stable Value, LLC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974 (ERISA). The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
Except for the above, the guaranteed investment contracts do not permit the contract issuers to terminate the agreement prior to the scheduled maturity date at an amount different from contract value.
Allocation of Net Investment Income/(Loss) to Participants
Net investment income/(loss) is allocated to participant accounts daily, in proportion to their respective ownership on that day.
Participant Withdrawals
Benefit payments to participants are recorded when paid.
Notes Receivable From Participants
Notes receivable from participants are recorded at net realizable value.
Risks and Uncertainties
The Plan provides for various investment options in several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.
Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits at the date of the financial statements and changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from those estimates.
Trustees of the Master Trust and Kellogg Company Common Stock
Assets of the Plan, held within the Master Trust, are co-invested with the assets of other defined contribution plans sponsored by the Kellogg Company (the Company) in a commingled investment fund known as the Master Trust for which The Northern Trust Company is the trustee.
Effective January 1, 2016, Kellogg Company common stock (company stock) which was previously held within the Master Trust was transferred to separate trusts at the Mercer Trust Company, a trustee of

Kellogg Company
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2017 and 2016

Company stock. Company stock was held within separate Trusts for each Plan. Effective December 1, 2017, Kellogg Company common stock was transferred from the Mercer Trust Company to the Northern Trust Company. As of December 31, 2017, Kellogg Company common stock is held in a single Master Trust for all Plans.
In 2016, due to the transfer of Kellogg Company stock out of the Master Trust to a separate trustee, the Plan's investment in company stock is presented as a separate plan investment on the Statement of Net Assets for Benefits. In 2017, the company stock is included in the Plan's interest in the Master Trust due to the transfer of Kellogg Company stock back to the Master Trust. In 2016, the related investment earnings from company stock is included in dividend income and net appreciation/(depreciation) in fair value of Kellogg Company stock on the Statement of Changes in Net Assets Available for Benefits. In 2017, the investment earnings from Kellogg Company stock for the time frame of January 1, 2017 through November 30, 2017 is included in the dividend income and net appreciation/(depreciation in fair value of Kellogg Company stock on the statement of Changes in Net Assets Available for Benefits. Investment earnings from Kellogg Company stock for the time frame of December 1, 2017 through December 31, 2017 is included in the Plan's interest in income of the Master Trust.

Allocation of Net Investment in Master Trust
The Plan’s allocated share of the Master Trust net assets and investment activities is based upon the total of each individual participant’s share of the Master Trust. The Plan’s net interest in the Master Trust is equal to the net investment in the Master Trusts held at The Northern Trust Company.

2.	Provisions of the Plan
The Plan was established effective as of June 1, 2012. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document or Summary Plan descriptions for a more comprehensive description of the Plan’s provisions.
Plan Administration
The Plan is administered by the ERISA Finance Committee and the ERISA Administrative Committee appointed by Kellogg Company.
The ERISA Finance Committee has appointed TransAmerica Retirement Services powered by Financial Engines to provide financial advisory services to the Plan and participants not under a collectively bargained agreement.
Plan Participation and Contributions
Generally, all employees who were hired on or after June 1, 2012 as a result of the acquisition of Pringles Manufacturing Company or who are technicians at the Pringles Manufacturing Company’s Jackson, Tennessee plant, are eligible to participate in the Plan on the date of hire.
Subject to limitations prescribed by the Internal Revenue Service, participants may elect to contribute from 1% to 50% of their annual pre-tax wages.  Participants were eligible to defer up to $18,000 in 2017 and 2016.  Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions of up to $6,000 in 2017 and 2016.

Although not required, for each Plan year the Company may make a Discretionary Contribution to the Plan. To be eligible to share in the allocation of the Discretionary Contribution, the participant must generally be employed by the Company as of the last day of the Plan year. Each participant’s allocation of the Discretionary Contribution is calculated as a percentage of pay primarily based upon hire date and years of service. Employees may contribute to the Plan from their date of hire; however, applicable discretionary contributions are not made by the Company until the participant has completed one year of service.

Kellogg Company
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2017 and 2016

Plan participants may elect to invest the contributions to their accounts as well as their account balances in various equity, guaranteed investment contracts, bond, and fixed income funds or Kellogg Company common stock or a combination thereof in multiples of one percent. Each participant’s account is credited with the participant’s contribution and (a) the Company’s Discretionary Contribution and (b) Plan earnings, and charged with an allocation of administrative and trust expenses. Allocations are based on participant earnings or account balances, as defined.
Vesting
Participant account balances are fully vested with regards to participant contributions. Participants who were hired on or after June 1, 2012 as a result of the acquisition of Pringles Manufacturing Company are fully vested in any Discretionary Employer Contributions made for them. Other participants hired after June 1, 2012 are fully vested in any Discretionary Employer Contributions made for them after completing three years of vesting service. Forfeitures will be used first to restore any prior forfeiture and then used to reduce the amount of future Discretionary Contributions. For years ended December 31, 2017 and 2016 the forfeited amounts are held at the Master Trust level.
Notes Receivable From Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have only one loan outstanding at any time. Loan transactions are treated as transfers between the Loan Fund and the other funds. Loan terms range from 12 to 60 months, except for principal residence loans, which must be repaid within 15 years. Interest is paid at a constant rate equal to one percent over the prime rate in the month the loan begins. Interest rates on loans issued during year-ended December 31, 2017 and 2016 was 4.75%-5.25% and 4.5%, respectively. Principal and interest are paid ratably through payroll deductions. Loans that are uncollectible are defaulted resulting in the outstanding principal being considered a deemed distribution.
Participant Distributions
Participants may request an in-service withdrawal of all or a portion of certain types of contributions under standard in-service withdrawal rules. The withdrawal of any participant contributions which were not previously subject to income tax is restricted by Internal Revenue Service regulations.
Participants who terminate employment before retirement, by reasons other than death or disability, may remain in the Plan or receive payment of their account balances in a lump sum. If the account balance is $1,000 or less, the terminated participant will receive the account balance in a lump sum.
A participant can receive a distribution from the Plan due to retirement as of the date he attains age 55 after having completed at least 5 years of service. Upon retirement, disability, or death, a participant’s account balance may be received in a lump sum or installment payments. For any investment in Kellogg Company stock, the participant can elect to receive that portion of their distribution in shares.
Termination
While the Company has expressed no intentions to do so, the Plan may be terminated at any time. In the event of Plan termination, participants will become fully vested in their accounts. After payment of all expenses, at the discretion of the employer, each participant and each beneficiary of a deceased participant will either (a) receive his entire accrued benefit as soon as reasonably possible, provided that the employer does not maintain or establish another defined contribution plan as of the date of termination, or (b) have an annuity purchased through an insurance carrier on his behalf funded by the amount of his entire accrued benefit.

Kellogg Company
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2017 and 2016

3.	Income Tax Status
This Plan was established effective as of June 1, 2012. The Plan has since been amended and has filed for a favorable letter of determination from the Internal Revenue Service on June 16, 2017. The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4.	Related Party Transactions
Certain investments held in the Master Trust are shares of Kellogg Company stock and short term investment funds managed by The Northern Trust Company. The Northern Trust Company is the trustee as defined by the Plan and, therefore, these transactions, as well as participant loans, qualify as exempt party-in-interest transactions.
The Northern Trust Company charges an asset based fee and a flat account based fee which are paid to the trustee as compensation for services performed under the Master Trust agreement.
Fees paid during 2017 and 2016 for management and other services rendered by parties-in-interest were based on comparable rates for such services. The majority of such fees were paid by the Plan. A portion was returned to the Plan based on revenue sharing arrangements. The revenue sharing amounts received are used to pay the Plan’s administrative expenses.

5.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2017 and 2016 to Form 5500.

	2017	2016
Net assets available for benefits per the financial statements	$68,230,484	$53,453,729
Adjustment from contract value to fair value for interest in Master Trust related to fully benefit-responsive investment contracts	(121)	2,172
Net assets available for benefits per the Form 5500	$68,230,363	$53,455,901

Kellogg Company
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2017 and 2016

The following is a reconciliation of the Plan’s interest in income of Master Trust and Trust per the financial statements for the years ended December 31, 2017 and 2016 to Form 5500.

	2017	2016
Plan's interest in income of Master Trust per the financial statements	$7,800,278	$3,497,518
Less:
Trustee, administrative and financial advisory fees	(199,039)	(140,144)
Change in adjustment from contract value to fair value for interest in Master Trust related to fully benefit-responsive investment contracts	(2,293)	(2,070)
Net investment gain from Master Trust and Trust investment accounts per the Form 5500	$7,598,946	$3,355,304

6.	Fair Value Measurements
The Plan’s assets are categorized using a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

•
Money market funds: Valued at the net asset value (NAV) of shares held by the Master Trust at year end using the fair value of underlying investments. The underlying investments of the short-term investment collective trust are high-quality money market instruments with short term maturities. Redemptions are allowed on every business day.

Kellogg Company
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2017 and 2016

•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

•	Mutual funds: Valued at the NAV of shares held by the Master Trust at year end.

•
Collective trusts: Collective trusts are valued based upon the NAV of units held by the Master Trust at year end using the contract value of underlying investments. These investments represent fixed income, equity securities, international equity, domestic equity and U.S. debt securities. All funds have daily redemption and are not subject to any redemption restrictions.

The following table presents a summary of the Master Trust investments in certain entities that calculate NAV per share as of December 31, 2017 and 2016.

Investments at NAV as a practical expedient as of December 31, 2017
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
BlackRock Equity Index	$426,684,966	$—	Daily	None
NL Fund M
T. Rowe Price Growth Stock	150,912,624	—	Daily	None
Trust
BlackRock U.S. Debt Index	72,905,493	—	Daily	None
NL Fund M
BlackRock MSCI ACWI-ex US	93,702,164	—	Daily	None
Index NL Fund M
BlackRock Russell 2500 Index	49,642,795	—	Daily	None
NL Fund M
NT/Goldman Sachs Collective	10,982,571	—	Daily	None
Short Term Investment Fund
Total Investments at NAV as
a Practical Expedient	$804,830,613	$—

Kellogg Company
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2017 and 2016

Investments at NAV as a practical expedient as of December 31, 2016
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
BlackRock Equity Index	$364,882,778	$—	Daily	None
NL Fund M
T. Rowe Price Growth Stock	115,005,231	—	Daily	None
Trust
BlackRock U.S. Debt Index	63,054,097	—	Daily	None
NL Fund M
BlackRock MSCI ACWI-ex US	60,003,494	—	Daily	None
Index NL Fund M
BlackRock Russell 2500 Index	32,925,228	—	Daily	None
NL Fund M
NT/Goldman Sachs Collective	9,108,899	—	Daily	None
Short Term Investment Fund
Total Investments at NAV as
a Practical Expedient	$644,979,727	$—
The Plan is subject to master netting agreements, or netting arrangements, with certain counterparties. These agreements govern the terms of certain transactions and reduce the counterparty risk associated with relevant transactions by specifying offsetting mechanisms and collateral posting arrangements at pre-arranged exposure levels.  Since different types of transactions have different mechanics and are sometimes traded out of different legal entities of a particular counterparty organization, each type of transaction may be covered by a different master netting arrangement, possibly resulting in the need for multiple agreements with a single counterparty.  Master netting agreements are specific to each different asset type; therefore, they allow the company to close out and net its total exposure to a specified counterparty in the event of a default with respect to any and all the transactions governed under a single agreement with the counterparty.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The Master Trust practice regarding the timing of transfers between levels is to measure transfers in at the beginning of the month and transfers out at the end of the month. For the years ended December 31, 2017 and 2016, the Master Trust & Trust had no transfers between Levels 1, 2 or 3.

Kellogg Company
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2017 and 2016

The major classes of investments of the Master Trust and Mercer Trust Company as of December 31, 2017 were as follows:

	Level 1	Level 2	Level 3	Total
Mutual funds	$—	$779,605,152	$—	$779,605,152
Kellogg Company stock	130,537,371	—	—	130,537,371
Investments at fair value	$130,537,371	$779,605,152	$—	$910,142,523
Investments measured at net asset value as a practical expedient*				804,830,613
Total Investments at fair value				1,714,973,136
Guaranteed investment contracts measured at contract value				474,898,953
Total Net Investments of the Master Trust				$2,189,872,089
The major classes of investments of the Master Trust and Mercer Trust company as of December 31, 2016 were as follows:

	Level 1	Level 2	Level 3	Total
Mutual funds	$—	$708,244,723	$—	$708,244,723
Investments at fair value	$—	$708,244,723	$—	$708,244,723
Investments measured at net asset value as a practical expedient*				644,979,727
Total Investments at fair value				1,353,224,450
Guaranteed investment contracts measured at contract value				524,871,910
Total Net Investments of the Master Trust				$1,878,096,360
*In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amount presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefit.
The major classes of investments of the Mercer Trust Company as of December 31, 2016 were as follows:

	Level 1	Level 2	Level 3	Total
Common stock - Kellogg Company	$150,774,888	$—	$—	$150,774,888
Investments at fair value	$150,744,888	$—	$—	$150,774,888
Level 3 Gains and Losses
The Master Trust and Trust does not contain Level 3 assets for the years ended December 31, 2017 and 2016.

7.	Kellogg Company Master Trust
The Plan has an interest in the net assets held in the Master Trust in which interests are determined on the basis of cumulative funds specifically contributed on behalf of the Plan adjusted for an allocation of income. Such income allocation is based on the Plan’s funds available for investment during the year.

Kellogg Company
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2017 and 2016

Kellogg Company Master Trust net assets at December 31, 2017 and 2016 and the changes in net assets for the years ended December 31, 2017 and 2016 are as follows:
Kellogg Company Master Trust Schedule of Net Assets

	2017	2016
General Investments at fair value
Money Market Funds	$10,982,571	$9,108,899
Common Stock - Kellogg Company (Note 1)	130,537,371	—
Commingled Funds/Collective trusts	793,848,042	635,870,828
Mutual Funds	779,605,152	708,244,723
General Investments at contract value
Guaranteed Investment Contracts	474,898,953	524,871,910
Total general investments	2,189,872,089	1,878,096,360
Pending for securities sold	225,326	1,246,405
Other receivables	187	—
Total assets	2,190,097,602	1,879,342,765
Pending for securities purchased	(621,773)	(645,758)
Other payables	(67)	4,957
Net Assets	$2,189,475,762	$1,878,701,964
Percentage interest held by the Plan	2.6%	2.1%

Kellogg Company
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2017 and 2016

Kellogg Company Master Trust
Schedule of Changes in Net Assets Available for Benefits

	2017	2016
Earnings on investments
Interest	$14,082,432	$13,712,867
Dividends	7,857,451	7,511,468
Net appreciation/(depreciation) in fair value of investments
Common Stock - Kellogg Company (Note 1)	2,811,838	(3,048)
Commingled Funds/Collective Trusts	144,552,000	48,404,714
Mutual Funds	96,061,641	54,638,083
Net appreciation/(depreciation)	243,425,479	103,039,749
Total additions	265,365,362	124,264,084
Net transfer of assets out of investment accounts	(80,517,592)	(26,249,254)
Fees and commissions	(649,494)	(749,331)
Kellogg Company common stock transferred from/(to) Mercer Trust	126,575,522	(146,062,223)
Total distributions	45,408,436	(173,060,808)
Net change in net assets	310,773,798	(48,796,724)
Net assets
Beginning of Year	1,878,701,964	1,927,498,688
End of year	$2,189,475,762	$1,878,701,964

Kellogg Company
Pringles Savings and Investment Plan
Notes to Financial Statements
Years Ended December 31, 2017 and 2016

As the Plan has a specific interest in the Master Trust, the below table provides the investment risk specific to the Plan based upon the investment programs available to participants as of December 31, 2017 and 2016:

Investment Program	2017	2016
Stable Income Fund	0.3%	0.2%
Bond Fund	1.7%	1.4%
US Aggregate bond Index Fund	3.4%	2.5%
US Large Company Equity Index Fund	1.9%	1.5%
Small-Mid Company Equity Index Fund	3.7%	3.0%
Large Company Value Fund	2.6%	2.0%
International Equity Fund	2.3%	1.8%
International Equity Index Fund	3.9%	3.2%
Small Company Value Fund	2.0%	1.6%
Small-Mid Company Growth Fund	3.5%	3.0%
Large Company Growth Fund	3.8%	3.1%
Conservative Pre-Mix Portfolio	6.3%	6.0%
Aggressive Pre-Mix Portfolio	4.3%	3.7%
Kellogg Company Stock	2.0%	—%

Kellogg Company
Pringles Savings and Investment Plan
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	Plan's interest in Master Trust		$57,124,444

	*Participants	Loans, interest ranging 4.25-5.25%, with due dates at various times through March, 2032.	$2,518,768

	*Parties-in interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KELLOGG COMPANY PRINGLES SAVINGS AND INVESTMENT PLAN
	By:	/s/ Fareed Khan
Dated: June 21, 2018	Name: Title:	Fareed Khan Senior Vice President and Chief Financial Officer, Kellogg Company

EXHIBIT INDEX

Exhibit Number	Document
23.1	Consent of Independent Registered Public Accounting Firm